Exhibit 99.2

FORM OF LETTER TO STOCKHOLDERS WHO ARE RECORD HOLDERS

MHI HOSPITALITY CORPORATION

________ Shares of Common Stock Offered Pursuant to Rights Distributed to
Stockholders of MHI Hospitality Corporation

______ __, 2009

THE RIGHTS OFFERING SUBSCRIPTION PERIOD WILL EXPIRE AT 5:00 P.M., NEW YORK TIME, ON ______ __, 2009, UNLESS EXTENDED BY MHI HOSPITALITY CORPORATION

Dear Stockholder:

This notice is being distributed by MHI Hospitality Corporation (the “Company”) to all holders of record of its common stock, par value $0.01 per share (the “Common Stock”), as of 5:00 p.m., New York time, on October 12, 2009 (the “Record Date”), in connection with an offering (the “Rights Offering”) of non-transferable subscription rights (the “Rights”) to subscribe for and purchase shares of Common Stock. The Rights, the Rights Offering and the Common Stock are described in the Company’s enclosed Prospectus, dated ______ __, 2009 (the “Prospectus”).

In the Rights Offering, the Company is offering an aggregate of ________ shares of its Common Stock, as described in the Prospectus.

You will receive one Right for each share of Common Stock owned as of the Record Date. Each Right will entitle you to purchase one share of Common Stock (the “Basic Subscription Privilege”) at the cash price of $___ per share (the “Subscription Price”), subject to reduction in the event Rights in excess of ____ shares are exercised. In addition, each holder of Rights that exercises its Basic Subscription Privilege in full will be eligible to purchase any portion of the shares of Common Stock not purchased by other stockholders of the Company through the exercise of their Basic Subscription Privilege at the same Subscription Price of $____ per share (the “Over-Subscription Privilege”), subject to reduction in the event Rights in excess of ____ shares are exercised.  You may exercise your Over-Subscription Privilege only if you exercise your Basic Subscription Privilege in full.  If the Basic Subscription Privilege requests or the Over-Subscription Privilege requests exceed the number of shares of Common Stock available for purchase in the rights offering, the Company will allocate the available shares of Common Stock pro rata among the stockholders that exercise such privilege in proportion to the number of shares of Common Stock owned by each such stockholder on the Record Date, relative to the number of shares owned on the Record Date by all stockholders exercising such Basic Subscription Privilege or Over-Subscription Privilege, as the case may be.  If you are not allocated the full amount of shares for which you over-subscribe, you will receive a refund of the subscription price, without interest or penalty, that you delivered for those shares of Common Stock that are not allocated to you.  The subscription agent will mail such refunds as soon as practicable after the completion of the Rights Offering.

Fractional Rights or cash in lieu of fractional rights will not be issued in the Rights Offering.  No fractional shares of Common Stock will be issued upon exercise of the Rights and no cash in lieu thereof will be paid.  Any fractional Rights resulting from the allocation process described above will be rounded to the nearest whole number.

Your Basic Subscription Privilege and Over-Subscription Privilege are subject to reduction by the Company to prevent any Rights holder from purchasing a number of shares of Common Stock that would cause such Rights holder to own 9.9% or more of the Common Stock, or that would cause the aggregate value of the Common Stock issued pursuant to the exercise of Rights to exceed the limitation set forth in General Instruction I.B.6 of Form S-3.

The Rights will expire if they are not exercised by 5:00 p.m., New York time, on ______ __, 2009, unless the Company extends the Rights Offering period as described in the Prospectus (such date and time, as it may be extended, the “Expiration Date”).  All exercises of the Rights are irrevocable. You should read the Prospectus carefully before deciding whether to exercise your Rights.

Your Rights will be evidenced by the accompanying non-transferable subscription rights certificate (the “Subscription Rights Certificate”) registered in your name(s) which, if not exercised, will cease to have any value as of the Expiration Date.

Enclosed are copies of the following documents:

1. The Prospectus;

2. Your Subscription Rights Certificate;

3. Instructions as to Use of MHI Hospitality Corporation Subscription Rights Certificates; and

4.  A return envelope addressed to American Stock Transfer & Trust Company, the subscription agent.

Your prompt action is requested. To exercise your Rights, you should properly complete and sign the Subscription Rights Certificate and forward it, with payment of the Subscription Price in full for each share of Common Stock subscribed for pursuant to the Basic Subscription Privilege and, if applicable, the Over-Subscription Privilege, to the subscription agent prior to the Expiration Date, as indicated in the Prospectus. The subscription agent must receive the Subscription Rights Certificate with payment of the Subscription Price prior to the Expiration Date.

Additional copies of the enclosed materials may be obtained from The Altman Group, the information agent. The information agent’s telephone number is (866) 796-3419 and email address is reorg@altmangroup.com. Any questions or requests for assistance concerning the Rights Offering should be directed to The Altman Group, the information agent.

As always, thank you for your investment in, and continued support of, MHI Hospitality Corporation.

Very truly yours,

MHI Hospitality Corporation